

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 28 2011
WASH. D.C.
211
SECTION

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-32971

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fox Chase Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, PA 19040

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

Fox Chase Bank 401(k) Retirement Plan Financial Statements

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Fox Chase Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fox Chase Bank 401(k) Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

ParenteBeard LLC
Reading, Pennsylvania
June 27, 2011

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets		
Investments, at fair value:		
Mutual funds	$ 2,054,919	$ 1,633,936
Common collective trust funds	967,168	880,596
Common stocks	904,230	491,965
Total investments	3,926,317	3,006,497
Receivables:		
Employee contribution	-	18,588
Employer contribution	-	4,359
Notes receivables from participants	45,516	36,654
Total receivables	45,516	59,601
Total Assets	3,971,833	3,066,098
Liabilities		
Due to broker	-	22,947
Total Liabilities	-	22,947
Net Assets Available for Benefits at Fair Value	3,971,833	3,043,151
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,067)	(815)
Net Assets Available for Benefits	$ 3,963,766	$ 3,042,336

See notes to financial statements.

Fox Chase Bank 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

	2010
Investment Income	
Net appreciation in fair value of investments	$ 485,251
Interest and dividends	43,338
Total Investment Income	528,589
Interest income on notes receivable from participants	1,568
Contributions	
Participants	530,547
Employer	111,715
Rollovers	51,533
Total Contributions	693,795
Benefits Paid to Participants	(291,202)
Administrative Expenses	(11,320)
Net Increase	921,430
Net Assets Available for Benefits - Beginning of Year	3,042,336
Net Assets Available for Benefits - End of Year	$ 3,963,766

See notes to financial statements.

Note 1 - Description of Plan

The following brief description of the Fox Chase Bank 401(k) Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established as of January 1, 1995, and amended, thereafter, several times with the last amendment as of January 1, 2010. The Plan is a contributory defined contribution plan covering substantially all full-time employees of Fox Chase Bank (Company) who have completed one month of service and are not otherwise excluded. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee is eligible to become a participant in the Plan on the first day of the month following the date eligibility requirements are met, which is generally after one month of service.

Contributions

There are four types of contributions that can be added to a participant's account: an employee salary deferral contribution, a catch up contribution, an employer matching contribution and amounts representing distributions from other qualified defined benefit or contribution plans (a rollover contribution).

Participants may contribute up to 25% of their annual pre-tax compensation, with a cap of $16,500, by way of a salary deferral contribution. The Company contributes an amount equal to 33-1/3% of the participant's salary deferral contributions of the first 6% of the contribution, up to a maximum of 2% of the participant's salary.

The participants may direct their accounts into various investment options. Employees must meet certain requirements to receive an allocation of the employer matching contribution. Contributions are subject to certain limitations.

Participants' Accounts

Each participant's account will reflect the investment performance of the investment fund or funds in which the participant is invested. Dividends and interest earned within each investment fund are reinvested in that fund. The expense of managing each investment fund, including management fees and other transaction costs, are charged against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Note 1 - Description of Plan (Continued)

Requirements for Vesting

Prior to January 1, 2007, employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service. On and after January 1, 2007, employees are credited with a year of service for each plan year during which they have at least 365 days of employment measured from the date of hire.

Vesting

A participant is 100% vested at all times in the participant's salary deferral account, catch up contribution account (if any), rollover contribution account (if any) and any investment income they may have earned on such accounts regardless of the number of years of service. If participants cease to be employed by the Company, other than by retirement, disability, or death, the vested interest in the remainder of their accounts, including earnings on employer matching contributions, is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
Less than 1 year	0%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years or more	100

Payment of Benefits

Upon retirement, disability, death or other termination of service, distributions will be paid as soon as administratively possible as follows:

(1) if the value of the participant account is $1,000 or less, the benefits will automatically be paid in the form of a single cash payment;
(2) if the value of the participant account exceeds $1,000 and is less than or equal to $5,000, the Plan Administrator will transfer the value of the participant accounts to a rollover Individual Retirement Account (IRA) established on the participant's behalf by the Plan Administrator;
(3) if the value of the participant account exceeds $5,000, the benefits will automatically be paid at the normal retirement date in the form of a single cash payment;

In lieu of the above, retired or disabled participants have the right to receive benefits in a (a) single cash payment, (b) deferred payment or (c) rollover.

Upon the death of a participant, the full value of the vested plan accounts will be paid to the participant's spouse or designated beneficiary of record.

Upon termination of service other than by retirement, disability, or death, the participants have the right to receive vested benefits in a (a) single cash payment or (b) rollover.

Note 1 - Description of Plan (Continued)

There were no distributions due participants as of December 31, 2010 and 2009.

Notes Receivable from Participants

Loans are available to participants of the Plan and are subject to approval by the Plan Administrator. Loans may not exceed the greater of $50,000 or one-half of a participant's nonforfeitable account balance. Participants may not have more than one (1) outstanding loan at any time. Loans bear interest on the unpaid principal, and must be repaid in a term of no less than one year or no greater than five years unless the loan is used to acquire a principal residence, which term may not exceed fifteen years. Interest is payable at the "prime rate" of interest as published in the Wall Street Journal on the first day of the month in which the loan was made, rounded up to the nearest quarter percent (1/4%), plus one percent (1%). The minimum loan amount is $1,000.

Administrative Costs

The Company absorbs ordinary administrative costs of the Plan such as fees for legal, accounting, consulting and trust services. The expenses of managing each investment fund, including investment management fees and other transaction costs, are charges against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Forfeited Accounts

As of December 31, 2010, forfeited employer matching non-vested accounts amounted to $0. Forfeitures of employer matching non-vested accounts are used to offset part of the Employer's future matching contributions. During the year ended December 31, 2010, forfeitures applied against employer contributions amounted to $10,598.

Hardship Withdrawal

A hardship withdrawal is a distribution taken to satisfy an immediate and heavy financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper approval from the Plan Trustee. Amounts withdrawn for hardships may not be redeposited to this or any other Plan maintained by the Company, and they may not be rolled over to either an IRA or another qualified retirement plan. There was one hardship withdrawal taken during the year ended December 31, 2010.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

New Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-06 "Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements", ("ASU 2010-06"), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan's financial statements but expanded disclosures about certain fair value measurements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25 "Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans," ("ASU 2010-25"), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

The Plan has adopted FASB Codification 946, Financial Services – Investment Companies. Generally accepted accounting principles for investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include the determination of the fair value of the Plan assets. Accordingly, actual results may differ from those estimates.

Note 3 - Fair Value Measurements

The Plan measures its investments on a recurring basis at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosure," which establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own assumptions that a market participant would use. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Note 3 - Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2010 or 2009.

Level 1 Fair Value Measurements

Investments in interest-bearing cash are stated at cost, which approximates fair value. Money market and mutual funds are stated at fair value and are based on quoted net asset values in the active market of the shares held by the Plan at year-end. Common stocks and certain corporate bonds are stated at fair value and are valued at the closing price reported in the active market on which the individual securities are traded.

Level 2 Fair Value Measurements

Common/collective trust funds are stated at fair value and are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year-end. Further information concerning the common/collective trust funds may be obtained from their separate audited financial statements.

Common collective trust funds held at December 31, 2010 include:

Wells Fargo Stable Value Fund - The Fund seeks safety of principal and consistency of returns with minimal volatility. The Fund invests in financial instruments issued by highly rated companies. These include guaranteed investment contracts (GICs), security backed contracts (synthetic GICs) and cash equivalents. The fund is for conservative investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

Sunrise Retirement Balanced Equity Fund - The Fund targets 70% of its assets in a diversified mix of equity mutual funds and 30% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 35% U.S. large cap equity; 22% U.S. mid/small cap equity; 13% non U.S. equity; 27% fixed income; and, 3% cash equivalents.

Sunrise Retirement Balanced Fund - The Fund targets 55% of its assets in a diversified mix of equity mutual funds and 45% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 30% U.S. large cap equity; 15% U.S. mid/small cap equity; 10% non U.S. equity; 42% fixed income; and, 3% cash equivalents.

Note 3 - Fair Value Measurements (Continued)

Sunrise Retirement Diversified Equity & Income Fund - The Fund targets 85% of its assets in a diversified mix of equity mutual funds and 15% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 40% U.S large-cap equity; 28% U.S. mid/small cap equity; 17% non U.S. equity; 12% fixed income; and 3% cash equivalents.

Sunrise Retirement Diversified Equity Fund - The Fund seeks to be 97% invested in a diversified mix of equity mutual funds, including mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The balance will be invested in a money market portfolio. The Fund's strategic asset class targets include: 42% large cap equity; 35% U.S. mid/small cap equity; 20% non U.S. equity; and, 3% cash equivalents.

Sunrise Retirement Diversified Income Fund - The fund targets 40% of its assets in a diversified mix of equity mutual funds and 60% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds.

Sunrise Retirement Capital Preservation Fund - The Fund targets 10% of its assets in a diversified mix of equity mutual funds and 90% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap equity securities. The fixed income exposure will be invested in intermediate and short-term fixed income, as well as money market mutual funds.

Sunrise Retirement Income Fund - The Fund targets 25% of its assets in a diversified mix of equity mutual funds and 75% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap and small cap equity securities. The fixed income exposure will be invested in intermediate and short term fixed income, as well as money market mutual funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Note 3 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	2010			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
American Beacon Large Cap Value Fund	$ 244,400	$ 244,400	$ -	$ -
American Funds Euro Pacific Growth Fund R5	299,629	299,629	-	-
American Funds Growth Fund of America	275,520	275,520	-	-
Fidelity Spartan 500 Index Fund Investor Class	299,482	299,482	-	-
Pennsylvania Mutual Fund	287,157	287,157	-	-
Vanguard Mid Cap Index Fund	403,659	403,659	-	-
Harbor Bond Institutional Class Fund	245,072	245,072	-	-
Common collective trust funds	967,168	-	967,168 *	-
Common stocks	904,230	904,230	-	-
Total Investments at Fair Value	$ 3,926,317	$ 2,959,149	$ 967,168	$ -

* Amount includes the fair value of the stable value fund of $374,485. As of December 31, 2010, the contract value amounted to $366,418.

	2009			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
American Beacon Large Cap Value Fund	$ 202,996	$ 202,996	$ -	$ -
American Funds Euro Pacific Growth Fund R5	221,813	221,813	-	-
American Funds Growth Fund of America	247,437	247,437	-	-
Fidelity Spartan 500 Index Fund Investor Class	244,825	244,825	-	-
Pennsylvania Mutual Fund	212,200	212,200	-	-
Vanguard Mid Cap Index Fund	297,049	297,049	-	-
Harbor Bond Institutional Class Fund	207,616	207,616	-	-
Common collective trust funds	880,596	-	880,596 *	-
Common stocks	491,965	491,965	-	-
Total Investments at Fair Value	$ 3,006,497	$ 2,125,901	$ 880,596	$ -

* Amount includes the fair value of the stable value fund of $402,008. As of December 31, 2009, the contract value amounted to $401,193.

Note 4 - Investments

The following table presents the fair value of investments as of December 31:

Investments	2010	2009
At Fair Value:		
Mutual funds:		
American Beacon Large Cap Value Fund	$ 244,400*	$ 202,996*
American Funds Euro Pacific Growth Fund R5	299,629*	221,813*
American Funds Growth Fund of America	275,520*	247,437*
Fidelity Spartan 500 Index Fund Investor Class	299,482*	244,825*
Pennsylvania Mutual Fund	287,157*	212,200*
Vanguard Mid Cap Index Fund	403,659*	297,049*
Harbor Bond Institutional Class Fund	245,072*	207,616*
	2,054,919	1,633,936
Equities:		
Fox Chase Bancorp, Inc. Common Stock	904,230*	491,965*
At estimated fair value:		
Common collective trust funds:		
Galliard/Wells Fargo Stable Fund C	$ 374,485*,**	402,008*,**
Other common collective trust funds	592,683	478,588
	967,168	880,596
Total Investments	$ 3,926,317	$ 3,006,497

* Investments represent 5% or more of the Plan's net assets available for benefits in the respective year.
** Contract value of $366,418 and $401,193 as of December 31, 2010 and 2009, respectively.

The following presents the details of the net appreciation in the fair value of investments for the year ended December 31, 2010. Amounts include realized gains and losses and appreciation or depreciation in the fair value of the Plan's investments as of December 31, 2010. Any interest and dividend income from the underlying assets of the common/collective trust funds are included in the net appreciation (depreciation) for those funds.

Investments	2010
Investments whose Fair Values Have Been Measured by the Quoted Prices in an Active Market:	
Mutual funds	$ 219,278
Fox Chase Bancorp, Inc. common stock	191,765
Investments whose Fair Values Have Been Otherwise Determined:	
Common/collective trust funds	74,208
	$ 485,251

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6 - Income Tax Status

Fox Chase Bank maintains the Fox Chase Bank 401(k) Retirement Plan, As Amended and Restated Effective January 1, 2010 ("Plan"). The Plan is patterned on the Retirement System Group Inc. Volume Submitter Profit Sharing Plan, which received an approval letter dated March 31, 2008, Letter Serial No. M579919a. In accordance with the approval letter, Fox Chase Bank may rely on the approval letter with respect to the qualification of the Plan under Internal Revenue Code ("Code") Section 401(a), as provided for in Rev Proc 2005-16. Fox Chase Bank intends to file for a favorable determination letter under Code section 401(a) within the time period as set forth in Rev Proc 2007-44.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 7 - Related Party and Party-in-Interest Transactions

Certain investments of the Plan are managed or sponsored by Pentegra Retirement Services, Inc. Pentegra Retirement Services, Inc. (formerly Retirement System Group, Inc.) is the recordkeeper, Pentegra Trust Company (formerly RS Group Trust Company) is the trustee and Reliance Trust Company is the custodian as defined by the Plan. The Plan invests in the common stock of the Plan Sponsor, Fox Chase Bancorp, Inc. (the "Holding Company"). These transactions qualify as parties-in-interest. Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense. The Company pays for fees for accounting and other administrative services.

Participants may elect to invest in common stock of Fox Chase Bancorp, Inc., the Holding Company (the "stock"). These transactions qualify as related party and party-in-interest transactions. Total purchases related to the stock at market value for 2010 and 2009 were approximately $311,000 and $105,000, respectively. Total sales related to the stock at market value for 2010 and 2009 were $188,000 and $37,000, respectively.

Note 8 – Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the years ended December 31, 2010 and 2009, the Plan did not incur nor reimburse any excess contributions to its participants during 2010 and 2009.

Note 9 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to Form 5500 consists of the following as of December 31:

	2010	2009
Net assets available for benefits per the financial statements	$ 3,963,766	$ 3,042,336
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,067	-
Net assets available for benefits per the Form 5500	$ 3,971,833	$ 3,042,336

A reconciliation of net increase in assets available for benefits according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2010
Net increase in assets available for benefits per the financial statements	$ 921,430
Adjustment from fair value to contract value for investment contracts - current year	8,067
Net income per the Form 5500	$ 929,497

Note 10 – Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

SUPPLEMENTARY SCHEDULE

ATTACHMENT TO 2010 FORM 5500 SCHEDULE H
As of 12/31/2010

Employer Identification Number: 23-0593755
PN: 002
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value	(d) *** Cost	(e) Current Value	
	American Funds	America Beacon Large Cap Value Fund (I)	N/A	$ 244,400	
	American Funds	EuroPacific Growth Fund (R5)	N/A	299,629	
	American Funds	Growth Fund of America (R5)	N/A	275,520	
	Fidelity	Fidelity Spartan 500 Index Fund (I)	N/A	299,482	
*	Fox Chase Bancorp, Inc.	Common Stock	N/A	904,230	
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund (C)	N/A	374,485	**
	Harbor Funds	Harbor Bond Fund(I)	N/A	245,072	
	Royce Funds	Pennsylvania Mutual Fund (Inv)	N/A	287,157	
*	Fiserv Trust Co.	Sunrise Retirement Balanced Equity Fund	N/A	155,840	
*	Fiserv Trust Co.	Sunrise Retirement Balanced Fund	N/A	141,546	
*	Fiserv Trust Co.	Sunrise Retirement Diversified Equity & Income Fund	N/A	73,127	
*	Fiserv Trust Co.	Sunrise Retirement Diversified Equity Fund	N/A	70,425	
*	Fiserv Trust Co.	Sunrise Retirement Diversified Income Fund	N/A	141,808	
*	Fiserv Trust Co.	Sunrise Retirement Cap Preservation Fund	N/A	9,522	
*	Fiserv Trust Co.	Sunrise Retirement Income Fund	N/A	415	
	Vanguard	Vanguard Mid Cap Index Fund (Inv)	N/A	403,659	
*	Participant Loans	Interest Rate 4.25% - 7.00%	N/A	45,516	
				$ 3,971,833	

* Party in interest
** Stable Return Fund contract value is $366,418
*** Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011

Fox Chase Bank 401(k) Retirement Plan

By: /s/ Mary Regnery
Mary Regnery
Plan Administrator

Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-138175) of Fox Chase Bancorp, Inc. of our report dated June 27, 2011 relating to the financial statements and schedule of the Fox Chase Bank 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

/s/ ParenteBeard LLC

ParenteBeard LLC

ParenteBeard LLC
Reading, Pennsylvania
June 27, 2011